Mail Stop 4561

December 11, 2007

Yuan Qing Li
President and Chairman
HXT Holdings, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

> **Re:** **HXT Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on November 12, 2007**
> **File No. 333-146796**

Dear Mr. Li:

We have limited our review to the following areas. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

General

1.   You are required to identify on the first page of the registration statement the name, address and telephone number of your agent for service. See Form SB-2 and amend your registration statement accordingly.

2.   Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

3.   It appears that Yuan Qing Li and Shenzen, PRC will receive control securities after the distribution. As you may be aware, absent registration under the Securities Act, affiliates must sell these securities under Rule 144 or another

appropriate exemption. Please provide us with an indication of how you intend to ensure that any resales conducted by these shareholders will be effected in compliance with the Securities Act. Also confirm that these two holders will be the only known beneficial holders of 5% or more of the voting securities of HXT Holdings.

4.   The table that you provide on page 16 is difficult to understand. Although American Wenshen beneficially owns 100% of HXT Holdings, you attempt to provide disclosure relating to "other beneficial owners," as that term is used in footnote (1), by utilizing ownership calculations based on different classes of American Wenshen stock. The disclosure in this filing should present the beneficial ownership of HXT Holdings, Inc in a clear and concise fashion. To the extent you wish to include other information relating to the ownership of American Wenshen, we suggest you present that information in a separate table.

5.   Please clarify how Shenzen, PRC will obtain the interests identified in columns (d) and (e) of the table. Also, please disclose the natural person or persons who will exercise sole or shared voting and dispositive powers over the HXT shares to be received by Shenzen in the distribution.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile: (212) 688-7273
        Darren Ofsink, Esq.
        Guzov Ofsink, LLC